Exhibit 99.1

Gerdau Ameristeel Announces Pricing and Receipt of Required Consents in
Connection with its Cash Tender Offer for Chaparral Steel Company’s 10% Senior
Notes due 2013 and the Related Consent Solicitation

TAMPA, FL, September 17, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) (the “Company”) today announced it has received consents from the holders of approximately $299,885,000 million in aggregate, or 99.96% in aggregate, of Chaparral Steel Company’s (“Chaparral”) outstanding 10% Senior Notes due 2013 (the “Notes”) as of 5:00 p.m., New York City time, on September 14, 2007 (the “Early Consent Date”) in connection with its previously announced tender offer and consent solicitation for such Notes. The consents received exceeded the number needed to approve the adoption of the proposed amendments to the indenture under which the Notes were issued. The terms of the tender offer and consent solicitation for the Notes are detailed in the Company’s offer to purchase and consent solicitation statement dated August 30, 2007 (the “Offer to Purchase”) and the related letter of transmittal and consent.

The total consideration for the Notes was determined as of 2:00 p.m., New York City time, on September 14, 2007, using the bid-side yield on the 3.625% U.S. Treasury Note due July 15, 2009 (the “Reference Security”) as displayed on the Bloomberg Government Pricing Monitor Page PX4 plus 50 basis points, less accrued and unpaid interest to, but not including, the Early Settlement Date (defined below).  The yield on the Reference Security was 4.107% and the tender offer yield was 4.607%.  Accordingly, the total consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on the Early Consent Date is $1,139.25 (the “Total Consideration”).  The Total Consideration includes a consent payment of $30.00 per $1,000 principal amount of the Notes, which will be payable only in respect of the Notes purchased that were validly tendered and not withdrawn at or prior to the Early Consent Date.  Holders whose Notes are accepted for payment will also be paid accrued and unpaid interest from the most recent interest payment date to, but not including, the applicable Settlement Date.

Based on the consents received, Chaparral, the guarantors and the trustee under the indenture governing the Notes have entered into a supplemental indenture that will, once operative, eliminate substantially all of the restrictive covenants in the Note indenture and certain of the events of default, as well as modify certain other provisions contained therein. The supplemental indenture will become operative on September 18, 2007, the Early Settlement Date, which is the date on which the Company will accept for payment and pay for the Notes validly tendered and not withdrawn on the Early Consent Date.

Holders who have not yet tendered their Notes may tender until 5:00 p.m., New York City time, on September 28, 2007, unless extended by the Company.  Such holders will not be eligible to receive the consent payment and accordingly will only be eligible to receive an amount equal to the Total Consideration less the consent payment.

In accordance with the terms of the Offer to Purchase, tendered Notes may no longer be withdrawn and delivered consents may no longer be revoked, unless the tender offer is terminated without any Notes being purchased or the Company is required by law to permit withdrawal or revocation.

The Company’s offer to purchase the Notes is subject to the satisfaction or waiver of the various conditions as described in the Offer to Purchase. The tender offer is scheduled to expire at 5:00 p.m., New York City time, September 28, 2007, subject to the Company’s right to amend, extend or terminate the tender offer at any time.

J.P. Morgan Securities Inc. is the sole Dealer Manager for the tender offer and the consent solicitation and can be contacted at (212) 270-1477 (collect). Global Bondholder Services Corporation is the Information Agent and the Depositary for the tender offer and the consent solicitation and can be contacted at (212) 430-3774 (collect) or toll free at (866) 952-2200.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offer to buy the Notes is being made pursuant to the tender offer documents, including the Offer to Purchase and the related Consent and Letter of Transmittal that the Company is distributing to holders of Notes. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 53 downstream operations, Gerdau Ameristeel serves customers throughout North America.  The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Exchange and the Toronto Stock Exchange under the symbol GNA.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition.  Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties.  Actual results may differ materially from those expressed or implied by such forward looking statements.  Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For additional financial and investor information, visit
www.gerdauameristeel.com.
Contact
Chief Financial Officer
Barbara Smith
(813) 319 4324